Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Micro Focus International plc:

We consent to the incorporation by reference in the registration statements (No. 333-252941, No. 333‑228207 and No. 333-220291) on Form S-8 of Micro Focus International plc of our reports dated February 22, 2021, with respect to the Consolidated statements of financial position of Micro Focus International plc as of October 31, 2020 and 2019, the related Consolidated statements of comprehensive income, changes in equity, and cash flows for the twelve month periods ended October 31, 2020 and 2019 and the eighteen month period ended October 31, 2018, and the related notes, and the effectiveness of internal control over financial reporting as of October 31, 2020, which reports appear in the October 31, 2020 Annual Report on Form 20-F of Micro Focus International plc.

Our report dated February 22, 2021, on the effectiveness of internal control over financial reporting as of October 31, 2020, expresses our opinion that Micro Focus International plc did not maintain effective internal control over financial reporting as of October 31, 2020 because of the effect of a material weakness on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states that the material weakness relates to deficient controls surrounding existing IT applications in particular regarding the change management and access controls. As a result of those deficiencies, automated controls and controls over information produced by the entity related to those IT applications could not be relied upon. In aggregate, these deficiencies impact all financial reporting processes and constitute a material weakness.

Also, our report dated February 22, 2021, on the Consolidated financial statements, contains an explanatory paragraph that refers to a change in the method of accounting for leases due to the adoption of IFRS 16, Leases.

/s/ KPMG LLP
London, United Kingdom
February 22, 2021